Exhibit 5.1
[Downey Brand LLP letterhead]
Downey Brand LLP
555 Capitol Mall, 10th Floor
Sacramento, CA 95814
March 23, 2010
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-1004
Re:	Bank of Commerce Holdings Registration Statement on Form S-1
Ladies and Gentlemen:
We refer to the registration statement on Form S-1 filed with the Securities and Exchange Commission pursuant to SEC Rule 462(b) (the “Rule 462(b) Registration Statement”) by Bank of Commerce Holdings, a California company (the “Company”), registering an additional 1,380,000 shares of the Company’s Common Stock (the “Shares”) following the effectiveness of Registration Statement No.333-164863 (the “Registration Statement”) relating to the registration of 6,900,000 shares of the Company’s common stock to be issued in connection with the Company’s underwritten public offering.
We have examined the corporate records and documents of the Company as we have considered necessary or appropriate for the purposes of this opinion and, upon the basis of such examination, advise you that in our opinion, the issuance of the Shares being registered pursuant to the Rule 462(b) Registration Statement has been duly authorized and, when issued and paid for in accordance with the terms of the underwriting agreement relating to the offering, the Shares will be validly issued, fully paid and non-assessable.
We consent to filing of this opinion as an exhibit to the Rule 462(b) Registration Statement. This opinion is furnished to you in connection with the filing of the Rule 462(b) Registration Statement and is not to be used, circulated, quoted or otherwise relied upon for any other purposes.

Very truly yours, DOWNEY BRAND LLP
/s/ Downey Brand